UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020

Commission File Number: 001-38405

BIOCERES CROP SOLUTIONS CORP.
(Translation of registrant’s name into English)

Ocampo 210 bis, Predio CCT, Rosario
Province of Santa Fe, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Bioceres Crop Solutions Corp. Reports

Fiscal First Quarter 2021

Financial and Operating Results

Core business maintains strong momentum, with Comparable Revenues and Adjusted
EBITDA increasing 8% and 30%, respectively

Company acquires full ownership in Verdeca JV, consolidating HB4® Soy economics and increasing go-to market flexibility

Concurrent acquisition of wheat intellectual property rights from Arcadia and recent regulatory approval of drought tolerant HB4 Wheat in Argentina significantly strengthen Bioceres’ ability to catalyze global wheat market

Rosario, Argentina / November 12, 2020 - Bioceres Crop Solutions Corp. (“Bioceres” or the “Company”) (NYSE American: BIOX), a fully-integrated provider of crop productivity solutions designed to enable the transition of agriculture towards carbon neutrality, announced today its unaudited consolidated financial results for the three-month period ended September 30, 2020. Financial results are expressed in U.S. dollars and are presented in accordance with International Financial Reporting Standards. All comparisons in this announcement are year-over-year (“YoY”), unless noted otherwise.

KEY BUSINESS DEVELOPMENTS

• Subsequent to quarter-end, Bioceres acquired from Arcadia Biosciences Inc. (“Arcadia”) earlier today the remaining ownership interest in Verdeca LLC (“Verdeca”), a joint venture launched in 2012 to develop second generation biotechnologies for soybean and to commercialize HB4 Soy globally. By assuming full ownership of Verdeca, the Company expects to accelerate the execution of its HB4 Soy strategy, in particular by expanding breeding and go-to market collaborations with partners in new and existing geographies.  Complete ownership will also enable Bioceres to capture more of the underlying economic value of HB4 Soy on a per hectare basis. As part of the transaction, the Company will own Verdeca´s vetted soybean library of gene-edited materials for developing new quality and productivity traits, as well as exclusive rights to all Arcadia technologies applicable to this crop.

• Under the terms of the above-mentioned agreement, Bioceres has also been granted Latin American rights to Arcadia’s wheat traits and Good Wheat® brand. This platform of genome-edited materials includes wheat varieties with 65% less gluten, 10-times the dietary fiber, and oxidative stability (which extends the shelf life of whole flours and derived products), while being substantially equivalent in all other aspects to conventional wheat. Some of the rights acquired are subject to clearances by third parties.

• In consideration for the acquisition of Arcadia’s interest in Verdeca, the wheat rights discussed above, and other intellectual property assets, Bioceres is paying $20 million at closing, through a combination of $5 million in cash and $15 million in equity (1,875,000 Bioceres´ common shares priced at $8) that is subject to a six-month lock-up period. One-third of these shares are pledged in favor of Bioceres and will be released when the aforementioned third-party clearances to the licensed wheat rights have been granted. Post-closing, the Company will pay: i) $2 million subject to obtaining Chinese import clearance for HB4 Soy or achieving penetration of the HB4 Soy technology in a minimum number of hectares, and ii) payments equivalent to 6% of the net HB4 technology royalties realized by Verdeca, until a $10 million aggregate amount is met. The overall total consideration is $32 million, excluding $1 million in fees and transaction costs to be reimbursed to Arcadia post-closing and non-Verdeca related royalties.

• On October 8, 2020, Bioceres’ drought tolerant HB4 Wheat was commercially approved in Argentina, subject to import approval being granted in Brazil, Argentina’s main wheat trading partner. This approval is the first for HB4 Wheat anywhere in the world and marks an historical milestone in the biotechnology sphere for this crop.

FISCAL 1Q21 FINANCIAL & BUSINESS HIGHLIGHTS

• Total revenue increased 8% on a comparable basis to $42.2 million, with Adjusted EBITDA rising 30% to $10.5 million.

• Bioceres’ cash position rose more than five-fold through more efficient sources of capital versus the same period in fiscal year 2020, including $17 million raised through the August 2020 local public offering of Rizobacter bonds bearing zero percent interest.

• The Company’s Net debt-to-EBITDA ratio was 2.12x at quarter-end, compared to 2.15x in fiscal 1Q20.

• HB4 Wheat and HB4 Soy inventory ramp-up processes advance as discussed in Bioceres’ previous Earnings Report. A dry winter season hindered wheat production in Argentina, but was conducive to highlighting the full potential of HB4 drought tolerance as this crop’s harvest approaches in the southern hemisphere.

MANAGEMENT REVIEW

Commenting on the Company’s transaction with Arcadia, Mr. Federico Trucco, Chief Executive Officer of Bioceres, said, “My first relevant transaction as CEO of Bioceres back in 2011-12 was the agreement with Arcadia Biosciences for the constitution and financing of Verdeca LLC. At that time, Bioceres could barely pay the due diligence and legal costs associated to the transaction, HB4 was a technology promise, our ability to de-regulate a GMO event was disputable, and the overall investment required to transform this promise into a commercially approved product was estimated at over $100 million by industry experts. To be able to say that we have successfully overcome these initial difficulties and are today re-gaining full control not only on HB4 Soy but also on other very attractive earlier stage technologies and technology platforms within Verdeca’s portfolio, fills me with enormous pride. I would like to thank Arcadia for trusting us back in 2012 and for helping us advance Verdeca’s pipeline to its current state. We also take this opportunity to welcome Arcadia as a new shareholder of our company.”

Mr. Trucco added, “We are announcing this important transaction little over one month after Argentina’s regulatory clearance of HB4 Wheat, becoming the first company globally to have a commercially enabled path to market for a drought tolerance trait in this staple crop. Encouraged by this development, we are adding to our portfolio of wheat technologies Arcadia’s genome-edited varieties, especially designed to tackle major consumer health concerns. This expanded wheat portfolio will allow us to further leverage our investments in closed growing systems which, in addition to strong identity preservation and traceability capabilities, remain of paramount importance as we engage with growers and consumers for which our technologies are relevant.”

Mr. Enrique Lopez Lecube, Chief Financial Officer of Bioceres, said, “Our recent agreement with Arcadia together with the HB4 Wheat approval in Argentina, both significant achievements for Bioceres, were preceded by the growth momentum that we maintained going into the new fiscal year. Sales for the first fiscal quarter grew 8% year over year, while Adjusted EBITDA increased 30% despite a slow start to the growing season, due to limited rainfall. The resilience of our core business, along with our strong balance sheet and cash position, are a solid foundation for generating substantially higher levels of growth as we continue to make further headway with our HB4 strategy. By acquiring full ownership of Verdeca we are now in a position to capture significantly more of our core technology’s underlying economic value, ensuring that we maximize ROI as we further invest in ramping up our inventories and in accelerating our commercial efforts.”

Operational Metrics (Millions of hectares)	1Q20	1Q21	%Change
Adjuvants	10.0	13.8	38%
Inoculants	5.7	4.1	-28%
Packs	1.3	2.2	69%

Table 2: Key Financial Metrics (Figures in millions of US dollars, unless otherwise noted)

As Reported	% Change

Revenue by Segment	1Q20	1Q21	Reported	Comparable¹
Crop Protection	18.0	21.6	21%	11%
Seed and Integrated Products	5.5	8.7	57%	57%
Crop Nutrition	12.8	12.0	(6%)	(15%)
Total Revenue	36.3	42.4	17%	8%
Gross Profit	15.9	19.2	21%	13%
Gross Margin	43.9%	45.4%	156 bps	203 bps
Adjusted EBITDA	8.1	10.5	30%
Adjusted EBITDA Margin	22.4%	24.9%	246 bps
Cash & Cash Equivalents	5.5	59.6	446%
Net Debt to LTM EBITDA	2.15x	2.12x

1.	Comparable excludes the impact of IAS29 as discussed in more detail on page 17.

REVIEW OF FISCAL FIRST QUARTER 2021 FINANCIAL RESULTS

Comparable Revenues and Comparable Gross Profit are key operational metrics used by the management team to assess the Company's underlying financial and operating performance. The Company has introduced the term “Comparable” to reflect the result of a given metric excluding the impact of IAS 29. For comparison purposes, the impact of adopting IAS 29 is presented separately in each of the applicable sections of this earnings press release, in a column denominated “IAS 29”. For further information please review the Application of IAS 29 section.

Revenues

Table 3: Fiscal 1Q21 Revenues by Segment

(Figures in millions of US dollars)	As Reported	IAS 29	Comparable

	1Q20	1Q21	%Chg.	1Q20	1Q21	1Q20	1Q21	%Chg.
Revenue by segment
Crop protection	18.0	21.6	21%	1.7	0.1	19.7	21.8	11%
Seed and integrated products	5.5	8.7	57%	(0.1)	(0.1)	5.4	8.6	57%
Crop nutrition	12.8	12.0	(6%)	1.2	(0.1)	14.0	11.9	(15%)
Total revenue	36.3	42.4	17%	2.9	(0.1)	39.1	42.2	8%

Total Comparable Revenues increased 8% to $42.2 million, driven by continued growth in Crop Protection under Bioceres’ expansion strategy in Brazil and Uruguay, and by robust Seed and Integrated Product (S&IP) sales in Argentina, where the Company maintained strong growth momentum from 4Q20. Revenue growth was partially offset by lower Crop Nutrition sales, mainly of micro-beaded fertilizers, partly due to double-digit growth in the previous quarter, which had benefited from anticipatory sales, and to delayed plantings because of limited rainfall in certain growing regions.

Gross Profit & Margin

Table 4: Fiscal 1Q21 Gross Profit by Segment

(Figures in millions of US dollars)	As Reported	IAS 29	Comparable

	1Q20	1Q21	%Chg.	1Q20	1Q21	1Q20	1Q21	%Chg.
Gross profit by segment
Crop protection	7.7	8.1	5%	0.2	0.3	8.0	8.4	5%
Seed and integrated products	2.9	5.4	85%	0.8	0.4	3.7	5.8	58%
Crop nutrition	5.3	5.8	10%	0.9	0.1	6.1	5.8	(5%)
Total Gross profit	15.9	19.2	21%	1.9	0.8	17.8	20.0	13%
% Gross profit	43.9%	45.4%	156 bps			45.5%	47.5%	203 bps

Comparable Gross Profit increased 13% to $20.0 million on higher sales. The corresponding margin expanded 203 basis points to 47.5%, due to a greater proportion of higher margin S&IP sales within the revenue mix.

Selling, General and Administrative Expenses

Fiscal first quarter 2021 SG&A expenses increased 16.2% to $10.1 million but were stable as a percentage of total revenue at 23.8%, net one-time transaction expenses and stock-based compensation charges in both quarters. The nominal increase reflects unfavorable inflation and FX dynamics in Argentina, where most of the Company’s manufacturing operations and main administrative functions are located, as well as an increase in outsourced professional and other services, mainly related to the execution of the tender offer for the Company’s previously outstanding warrants during the quarter. Decreased travel expenses, related to the COVID-19 pandemic and lower distributions of share-based incentives partially offset the increase.

Research & Development

R&D expenses totaled $1.0 million, a 14.9% decrease. During the quarter, the Company also invested an additional $0.8 million in R&D activities related to intangible assets and joint ventures. Approximately one-third of the R&D expenses in the quarter were related to the development of new biofungicides and biostimulants for seed treatment and foliar applications for wheat and soybean crops. The other two-thirds were related to the development of seeds and traits, including product registrations, as well as the Company’s pursuit of regulatory approvals of HB4 in countries that import and produce wheat and soybean.

Adjusted EBITDA & Adjusted EBITDA Margin

Table 5: Fiscal 1Q21 Adjusted EBITDA Reconciliation and Adjusted EBITDA Margin

(Figures in millions of US dollars)	1Q20	1Q21	Chg.	%Chg.
Loss for the period	(8.0)	(6.4)	1.6	20%
Income tax (benefit)/expense	(2.2)	2.0	4.2	190%
Finance results	16.4	12.7	(3.7)	(22%)
Depreciation of PP&E and intangibles assets	1.2	1.2	0.0	0%
Stock-based compensation charges	0.8	0.3	(0.5)	(60%)
Transaction expenses	-	0.7	0.7	-
Adjusted EBITDA	8.1	10.5	2.4	30%
Adjusted EBITDA Margin	22.4%	24.9%		246 bps

Adjusted EBITDA increased 30% to $10.5 million, while the corresponding margin expanded 246 basis points to 24.9%, mainly due to a shift in the revenue mix toward higher margin products.

Financial Income and Loss

Table 6: Fiscal 1Q21 Net Finance Result1

(Figures in millions of US dollars)	1Q20	1Q21	Chg.	%Chg.
Net interest expenses	(4.2)	(3.4)	0.8	19%
Financial commissions	(0.3)	(0.5)	(0.2)	(88%)
Total net interest expenses and financial commissions	(4.5)	(3.9)	0.6	13%

Exchange differences	(11.5)	(3.6)	7.9	69%
Net gain of inflation effect on monetary items	2.1	1.6	(0.6)	(26%)
Changes in fair value of financial assets or liabilities and others	(2.3)	(5.5)	(3.2)	(141%)
Total other non-cash finance result	(11.6)	(7.5)	4.2	36%
Total Net Finance Result	(16.1)	(11.3)	4.8	30%

Bioceres reported a net financial loss of $11.3 million for the quarter, a 30% improvement compared to the previous year.

Total cash financial costs decreased 13% to $3.9 million, mainly due to a 19% decrease in net interest expenses, partially offset by an increase in financial commissions.

Total other non-cash financial costs improved 36% to $7.5 million, mainly due to a 69% improvement in non-cash foreign exchange losses, partially offset by a 141% increase in Other finance result.

1 Net interest expenses from financial debt obligations, net of gains/losses from translation effects on Argentine Peso denominated loans held by Rizobacter as part of the Company´s financial hedging strategy, as well as financial commissions, are the main financial metrics that management uses to assess Bioceres’ cost of financing. Exchange rate differences, net gains/losses due to the inflation effect on monetary items, and Changes in fair value of financial assets or liabilities and others include items that are believed to have a limited impact on the underlying business, as a significant portion of both cash flows and financial debt obligations are linked to the US dollar.

PERFORMANCE BY SEGMENT

Crop Protection

Table 7: Crop Protection Segment (Figures in millions of US dollars, except otherwise noted)

Revenue	% of Total Revenues	Gross Profit	Gross Margin
1Q20 18.0 1Q21 21.6 % Change Reported 21% Comparable¹ 11%	1Q20 50% 1Q21 51%	1Q20 7.7 1Q21 8.1 % Change Reported 5% Comparable 5%	1Q20 43.2% 1Q21 37.5% % Change Reported -564 bps Comparable -189 bps

Key Products Sales Volumes	Adjuvants (millions of Liters) 1Q20 1.3 | 1Q21 1.8 | %Chg. 38%

1.	Excludes impact of IAS29 as discussed in more detail on page 17.

Comparable revenues increased 11% to $21.8 million, as the Company maintained the growth momentum of 4Q20 advancing the expansion strategy for Brazil and Uruguay. Growth was mainly driven by a 38% increase in Adjuvant volumes, which rose 40% in Brazil, 50% in Uruguay, and nearly 30% in Argentina. Growth was partially offset by lower sales of B2B seed treatment insecticides and fungicides in Argentina, compared to a strong performance in the same period last year.

Comparable gross profit increased 5% to $8.4 million, while the corresponding margin contracted 189 basis points to 38.6, as growth in Brazil was achieved through a greater proportion of B2B adjuvant sales, while FX and inflation dynamics in Argentina negatively affected inventory valuations of adjuvants sold during the quarter.

Seed and Integrated Products

Table 8: Seed and Integrated Products Segment (Figures in millions of US dollars, except otherwise noted)

Revenue	% of Total Revenues	Gross Profit	Gross Margin
1Q20 5.5 1Q21 8.7 % Change Reported 57% Comparable¹ 57%	1Q20 15% 1Q21 20%	1Q20 2.9 1Q21 5.4 % Change Reported 85% Comparable 58%	1Q20 52.5% 1Q21 61.8% % Change Reported 925 bps Comparable 46 bps

Key Products Sales Volumes	Seed Packs (million doses) 1Q20 1.3 | 1Q21 2.2 | %Chg. 69%

1.	Excludes impact of IAS29 as discussed in more detail on page 17.

Comparable revenues rose 57% to $8.6 million, mainly driven by sales of seed treatment packs, which accounted for 85% of segment sales in the quarter, with sales volumes of seed treatment packs increasing 69% following strong 4Q20 performance in Argentina, where the Company had executed a highly successful pre-season summer crop sales campaign. The growth in pack sales was also due to weaker sales in the prior year’s quarter, when growers in Argentina had delayed purchases of this product.

Comparable gross profit increased 58% to $5.8 million, in line with the segment’s robust sales growth. Gross margin for the segment remained stable, demonstrating profitable growth execution in seed treatment packs.

Crop Nutrition

Table 9: Crop Nutrition (Figures in millions of US dollars, except otherwise noted)

Revenue	% of Total Revenues	Gross Profit	Gross Margin
1Q20 12.8 1Q21 12.0 % Change Reported (6%) Comparable¹ (15%)	1Q20 35% 1Q21 28%	1Q20 5.3 1Q21 5.8 % Change Reported 10% Comparable (5%)	1Q20 41,1% 1Q21 47,9% % Change Reported 677 bps Comparable 520 bps

Key Products Sales Volumes	Micro-beaded Fertilizers (million tons) 1Q20 3.9 | 1Q21 3.5 | %Chg.-10% Inoculants (million doses) 1Q20 5.8 | 1Q21 4.2 | %Chg. -28%

1.	Excludes impact of IAS29 as discussed in more detail on page 17.

Comparable revenues decreased 15% to $11.9 million, reflecting lower sales of micro-beaded fertilizers in Argentina and a decline in inoculant sales in Brazil. Volumes of micro-beaded fertilizers decreased 10% versus a strong 1Q20, as 1Q21 was impacted by delayed plantings related to low rainfall levels in certain growing regions. 1Q21 micro-beaded fertilizer capacity utilization remained unchanged sequentially at 30% on a trailing 12-month basis. Volumes of inoculants decreased 28%, primarily as a result an unfavorable year-over-year comparison with 1Q20, during which inoculant sales were strong in Brazil.

Comparable gross profit decreased 5% to $5.8 million. A margin expansion of 520 basis points to 49.1%, mainly higher micro-beaded fertilizer margins, offset the decrease in sales.

BALANCE SHEET HIGHLIGHTS

Table 10: Capitalization and Debt

(Figures in millions of US dollars)	As of September 30

	2019	2020
Total Debt¹
Short-Term Debt	64.8	62.0
Long-Term Debt	32.6	101.1
Cash and Cash Equivalents	(5.5)	(30.0)
Other short term investments	(4.9)	(29.6)
Total Net Debt	87.0	103.5
Equity attributable to equity holders of the parent	29.4	45.8
Equity attributable to non-controlling interests	12.1	15.4
Capitalization	128.6	164.7
LTM Adjusted EBITDA	40.5	48.9
Net Debt /LTM Adjusted EBITDA	2.15x	2.12x

Cash, cash equivalents and other short-term investments as September 30, 2020 were $59.6 million, $49.3 million higher than at the end of fiscal 1Q20 and up $3.6 million sequentially. Other short-term investments consist of money market investments as part of the Company’s cash management strategy.

Total net debt increased $16.5 million to $103.5 million. At the close of fiscal 1Q21, long-term debt accounted for 62% of the Company’s Total debt versus 33% at the close of fiscal 1Q20, with Cash and cash equivalents, restricted short-term deposits and other short-term investments representing approximately 96% of the current portion of debt.

Net Debt-to-LTM Adjusted EBITDA improved to 2.12x at the end of fiscal 1Q21 from 2.15x at the close of fiscal 1Q20, and increased sequentially from 1.98x at the end of FY2020. The YoY improvement in the Company’s debt ratio reflects higher Adjusted EBITDA during fiscal 1Q21.

FISCAL FIRST QUARTER 2021 EARNINGS CONFERENCE CALL

When: November 12, 2020

Time:  8:30 a.m. Eastern time

Who:

Mr. Federico Trucco, Chief Executive Officer

Mr. Enrique Lecube, Chief Financial Officer

Mr. Maximo Goya, Investor Relations Leader

Dial-in: (888) 869-118 (U.S. domestic); (706) 643-590 (International)

Conference ID: 6740967

Webcast: https://investors.biocerescrops.com/home/default.aspx

About Bioceres Crop Solutions Corp.

Bioceres Crop Solutions Corp. (NYSE American: BIOX) is a fully integrated provider of crop productivity technologies designed to enable the transition of agriculture towards carbon neutrality. To do this, Bioceres’ solutions create economic incentives for farmers and other stakeholders to adopt environmentally friendlier production practices. The Company has a unique biotech platform with high-impact, patented technologies for seeds and microbial ag-inputs, as well as next generation crop nutrition and protection solutions. Through its HB4® program, the Company is bringing digital solutions to support growers’ decisions and provide end-to-end traceability for production outputs. For more information, visit https://investors.biocerescrops.com

Investor Relations Contact

Maximo Goya, Investor Relations

+54-341-4861100

maximo.goya@biocerescrops.com

Forward-looking statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements include estimated financial information and, among others, statements related to the expected or potential impact of the novel coronavirus (COVID-19) pandemic, and the related responses by governments, clients and the Company, on our business, financial condition, liquidity position and results of operations, and any such forward-looking statements, whether concerning the COVID-19 pandemic or otherwise, involve risks, assumptions and uncertainties. These forward-looking statements include, but are not limited to, whether (i) the health and safety measures implemented to safeguard employees and assure business continuity will be successful, (ii) the uncertainty related to COVID-19 in the farming community will be short lived, and (iii) we will be able to coordinate efforts to ramp up inventories.  Such forward-looking statements are based on management’s reasonable current assumptions, expectations, plans and forecasts regarding the Company’s current or future results and future business and economic conditions more generally. Such forward-looking statements involve risks, uncertainties and other factors, which may cause the actual results, levels of activity, performance or achievement of the Company to be materially different from any future results expressed or implied by such forward-looking statements, and there can be no assurance that actual results will not differ materially from management’s expectations or could affect the Company’s ability to achieve its strategic goals, including the uncertainties relating to the impact of COVID-19 on the Company’s business, operations, liquidity and financial results and the other factors that are described in the sections entitled “Risk Factors” in the Company's Securities and Exchange Commission filings updated from time to time. The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. Therefore, you should not rely on any of these forward-looking statements as predictions of future events. All forward-looking statements contained in this release are qualified in their entirety by this cautionary statement. Forward-looking statements speak only as of the date they are or were made, and the Company does not intend to update or otherwise revise the forward-looking statements to reflect events or circumstances after the date of this release or to reflect the occurrence of unanticipated events, except as required by law.

Non-IFRS Financial Information

The Company supplements the use of IFRS financial measures with non-IFRS financial measures, including Adjusted EBITDA, Adjusted EBITDA Margin, Net debt, Net interest expenses, Comparable revenues and Comparable gross profit which exclude the impact of IAS29 as explained below.

The non-IFRS measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and may be different from non-IFRS measures used by other companies. In addition, the non-IFRS measures are not based on any comprehensive set of accounting rules or principles. Non-IFRS measures have limitations in that they do not reflect all of the amounts associated with our results of operations as determined in accordance with IFRS. This non-IFRS financial measures should only be used to evaluate the Company’s results of operations in conjunction with the most comparable IFRS financial measures.

Adjusted EBITDA and Adjusted EBITDA Margin

The Company defines Adjusted EBITDA as profit/(loss) exclusive of financial income/(costs), income tax benefit/(expense), depreciation, amortization, share-based compensation, inventory purchase allocation and one-time transactional expenses.

Management believes that Adjusted EBITDA provides useful supplemental information to investors about the Company and its results. Adjusted EBITDA is among the measures used by the management team to evaluate the Company’s financial and operating performance and make day-to-day financial and operating decisions. In addition, Adjusted EBITDA and similarly titled measures are frequently used by competitors, rating agencies, securities analysts, investors and other parties to evaluate companies in the same industry. Management also believes that Adjusted EBITDA is helpful to investors because it provides additional information about trends in the Company’s core operating performance prior to considering the impact of capital structure, depreciation, amortization and taxation on results. Adjusted EBITDA should not be considered in isolation or as a substitute for other measures of financial performance reported in accordance with IFRS. Adjusted EBITDA has limitations as an analytical tool, including:

• Adjusted EBITDA does not reflect changes in, including cash requirements for working capital needs or contractual commitments;

• Adjusted EBITDA does not reflect financial expenses, or the cash requirements to service interest or principal payments on indebtedness, or interest income or other financial income;

• Adjusted EBITDA does not reflect income tax expense or the cash requirements to pay income taxes;

• Although depreciation and amortization are non-cash charges, the assets being depreciated or amortized often will need to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for the replacements;

• Although share-based compensation is a non-cash charge, Adjusted EBITDA does not consider the potentially dilutive impact of share-based compensation; and

• Other companies may calculate Adjusted EBITDA and similarly titled measures differently, limiting its usefulness as a comparative measure.

The Company compensates for the inherent limitations associated with using Adjusted EBITDA through disclosure of these limitations, presentation in the combined financial statements in accordance with IFRS and reconciliation of Adjusted EBITDA to the most directly comparable IFRS measure, income/(loss) for the period or year.

Comparable figures or Figures ex-IAS 29 (Comparable revenue and Comparable gross margin)

Comparable figures or Figures ex-IAS 29 result from dividing nominal Argentine pesos for the Argentine operations by the average foreign exchange rate of the Argentine Peso against the US Dollar in the period.

For comparison purposes, the impact of adopting IAS 29 is presented separately in each of the applicable sections of this earnings release, in a column denominated “IAS 29”. The IAS 29 adjustment results from the combined effect of: (i) the indexation to reflect changes in purchasing power on results against a dedicated line in the financial results, and (ii) the difference between the translation of results at the closing exchange rate of June 30, 2019 and the translation using the average year-to-date rate on the reported period, as applicable to non-inflationary economies.

Net Debt and Net Debt to Adjusted EBITDA

Net debt is defined as the sum of long and short-term borrowings and finance payment from business combinations, less cash and cash equivalents and restricted short-term deposit. This measure is used by management and investment analysts and management believes it shows the financial strength of the Company. Management is consistently tracking the Company’s leverage position and its ability to repay and service the debt obligations over time. Therefore, management has set a leverage ratio target that is measured by net debt divided by Adjusted EBITDA.

Net interest expenses

Net interest expenses are defined as the sum of interest, other financial results and gains/losses from translation effects on Argentine Peso denominated loans held by Rizobacter Argentina. Gains/losses from translation effects on Argentine Peso denominated loans are part of the hedging activities conducted by the Company to manage cost of financing. Net interest expenses and financial commissions represent the main financial metrics that management uses to assess Bioceres’ cost of financing.

Application of IAS 29

Argentina has been classified as a hyperinflationary economy under the terms of IAS 29 beginning July 1, 2018. IAS 29 requires, adjusting all non-monetary items in the statement of financial position by applying a general price index from the day they were booked to the end of the reporting period. At the same time, it also requires that all items in the statement of income are expressed in terms of the measuring unit current at the end of the reporting period.  Consequently, on a monthly basis, results of operations for each reporting period are measured in Argentine Pesos and adjusted for inflation by the applicable monthly inflation rate each month. All amounts need to be restated by applying the change in the general price index from the dates when the items of income and expenses were initially recorded in the financial statements. As a result, each monthly results of operations are readjusted each successive month to reflect changes in the monthly inflation rate.

After the restatement explained above, IAS 21 “The Effects of Changes in Foreign Exchange Rates”, addresses the way results must be translated under inflation accounting, stating that all amounts shall be translated at the closing rate at the date of the most recent statement of financial position. Accordingly, monthly results of operations in Argentine Pesos, after adjustment for inflation pursuant to IAS 29, as described above, must then be converted into U.S dollars at the closing exchange rate for such monthly reported period. This conversion changes every prior reported monthly statement of income in U.S dollars as each monthly amount is readjusted under IAS 29 for inflation per above and reconverted at different exchange rates for each monthly reported period under IAS 21. As a result, the impact of monthly inflationary adjustments and monthly conversion adjustments vary the results of operation month to month until year end.

Tables to Follow

Unaudited Consolidated Statement of Comprehensive Income (Figures in US dollars)

	Three-month period ended 09/30/2020	Three-month period ended 09/30/2019
Total revenue Cost of sales	42,355,261 (23,108,239)	36,251,658 (20,345,074)
Gross profit % Gross profit	19,24,.022 45%	15,906,584 44%
Operating expenses Share of profit of JV Other income or expenses, net	(11,116,455) 239,712 787	(9.888.650) 57,547 104,968
Operating profit	8,371,066	6,180,499
Finance result	(12,735,462)	(16,397,047)
Loss before income tax	(4,364,396)	10,216,598
Income tax	(2,005,866)	2,238,853
Loss for the period	(6,370,262)	(7,977,745)
Other comprehensive income / (loss)	136,131	(13,400,646)
Total comprehensive Loss	(6,234,131)	(21,378,391)
Profit / (loss) for the period attributable to:
Equity holders of the parent Non-controlling interests	(6,971,558) 601,296	(7,050,377) (927,368)
	(6,370,262)	(7,977,745)
Total comprehensive loss attributable to:
Equity holders of the parent Non-controlling interests	(7,033,867) 799,736	(18,713,391) (2,665,000)
	(6,234,131)	(21,378,391)

Unaudited Consolidated Statement of Financial Position (Figures in US dollars)

Assets	09/30/2020	06/30/2020
CURRENT ASSETS
Cash and cash equivalents	29,988,636	27,159,421
Other financial assets	29,632,171	28,799,833
Trade receivables	70,624,681	73,546,633
Other receivables	8,284,861	4,770,672
Income and minimum presumed income taxes recoverable	115,268	112,220
Inventories	31,941,835	29,338,548
Biological assets	2,914,387	965,728
Total current assets	173,501,839	164,693,055
NON-CURRENT ASSETS
Other financial assets	359,611	322,703
Other receivables	1,637,059	1,703,573
Income and minimum presumed income taxes recoverable	7,043	6,029
Deferred tax assets	2,939,785	2,693,1959
Investments in joint ventures and associates	24.944.434	24,652,792
Property, plant and equipment	44,422,730	41,515,106
Intangible assets	35,401,597	35,333,464
Goodwill	25,411,939	25,526,855
Right-of-use leased asset	987,102	1,114,597
Total non-current assets	136.111.300	132,868,314
Total assets	309,613,139	297,561,369

LIABILITIES	09/30/2020	06/30/2020
CURRENT LIABILITIES
Trade and other payables	54,732,583	57,289,862
Borrowings	62,013,941	63,721,735
Employee benefits and social security	4,892,774	4,510,592
Deferred revenue and advances from customers	2,127,478	2,865,437
Income and minimum presumed income taxes payable	3,403,796	1,556,715
Government grants	587	1,270
Lease liability	519,906	665,098
Total current liabilities	127,691,065	130,610,709
NON-CURRENT LIABILITIES
Trade and other payables	452,654	452,654
Borrowings	56,741,223	41,226,610
Employee benefits and social security	-	534,038
Government grants	2,160	2,335
Investments in joint ventures and associates	1,663,062	1,548,829
Deferred tax liabilities	16,754,883	16,858,125
Provisions	422,336	417,396
Warrants	-	1,686,643
Convertible notes	44,388,834	43,029,834
Lease liability	344,678	444,714
Total non-current liabilities	120,769,830	106,201,178
Total liabilities	248,460,895	236,811,887
EQUITY
Equity attributable to owners of the parent	45,782,421	46,179,395
Non-controlling interests	15,369,823	14,570,087
Total equity	61,152,244	60,749,482
Total equity and liabilities	309,613,139	297,561,369

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Bioceres Crop Solutions Corp. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bioceres Crop Solutions Corp.
(Registrant)

By: /s/ Federico Trucco

Name: Federico Trucco
Title: Chief Executive Officer

Date: November 12, 2020